EXHIBIT 99.1

Silver Elephant Receives Final Court Approval,
Sets January 14 as Effective Date for Plan of Arrangement

Vancouver, British Columbia, January 12, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has received final approval of the British Columbia Supreme Court (the “Court”) for its previously announced plan of arrangement (the “Arrangement”). Receipt of Court approval follows the near-unanimous approval of the Arrangement by the Company’s shareholders at the special meeting held on December 22, 2021 (the “Meeting”). The effective date of the Arrangement is January 14, 2022 (the “Effective Date”).

Pursuant to the Arrangement, the common shares of the Company will be consolidated on a 10:1 basis (the “Consolidation”) and each holder of common shares of the Company will receive in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. (“Flying Nickel”); (iii) one common share of Nevada Vanadium Mining Corp. (“Nevada Vanadium”); and (iv) two common shares of Battery Metals Royalties Corp. (“Battery Metals”).

Post-Arrangement, each company will commence its corresponding core business with the following:

1.	Silver Elephant, holding a 100% interest in the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and minority equity interest in Battery Metals as a long-term investment;

2.	Nevada Vanadium, a new Canadian reporting issuer, holding a 100% interest in the Gibellini vanadium project in Nevada;

3.	Flying Nickel, a new Canadian reporting issuer, holding a 100% interest in the Minago nickel project in the Thompson nickel belt in Manitoba; and

4.

Battery Metals, a new Canadian reporting issuer, holding a 2% royalty in each of the assets referenced above, and minority equity interests in Flying Nickel and Nevada Vanadium as long-term investments.

In order to receive post-Consolidation common shares of the Company and common shares of each of Flying Nickel, Nevada Vanadium and Battery Royalties, registered shareholders should complete the letter of transmittal (which can be completed post-Effective Date) prepared in connection with the Arrangement, copies of which are available at www.sedar.com, www.silverelef.com or by contacting the Company. Beneficial shareholders do not need to complete a letter of transmittal and should contact their broker or intermediary with any questions.

At present, it is expected that the Toronto Stock Exchange (“TSX”) will issue its final trading bulletin in respect of the Arrangement as soon as possible on or after the Effective Date. Trading in the Company’s common shares will commence on a post-Arrangement and post-Consolidation basis at the opening of the market on the date that is two trading days after issuance of the TSX bulletin. At present, this is expected to occur on Tuesday, January 18, 2022, or such later date as may be determined by the TSX. The Company will issue a further press release to confirm this date.

For more information regarding the Arrangement, readers should refer to the Company’s management information circular prepared in connection with the Meeting, a copy of which is available at www.sedar.com and silverelef.com. Further information on Silver Elephant, Flying Nickel, Nevada Vanadium, and Battery Metals can be found at www.silverelef.com, flynickel.com, nevadavanadium.com, and royalbatt.com, respectively.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Flying Nickel Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.